EXHIBIT 99.1

For Immediate Release 21-3-TR	Date:	January 26, 2021

Teck Named to Forbes Canada’s Best Employers 2021 List

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced it has been named to Forbes Canada’s Best Employers 2021 List.

“Our team of passionate and dedicated employees is committed to building strong communities by providing the metals and minerals needed to build a better quality of life for people here in Canada and around the world,” said Don Lindsay, President and CEO. “We’re honoured to receive this recognition as we focus on fostering a workplace where everyone is included, valued and equipped for the future.”

Forbes and Statista selected the Canada’s Best Employers 2021 through an independent survey applied to a vast sample of more than 8,000 Canadian employees working for companies with more than 500 employees in Canada. The evaluation was based on direct and indirect recommendations from employees that were asked to rate their willingness to recommend their own employers to friends and family. Employee evaluations also included other employers in their respective industries that stood out either positively or negatively.

Teck has also been named as one of Canada’s Top 100 Employers by Mediacorp Canada’s Top Employers program for the past three years and was included in the Forbes World’s Best Employers 2020 list and Canada's Top Employers for Young People 2021.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, zinc and steelmaking coal, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com